Exhibit 99.1

Scotiabank to Repurchase up to 12 million of its Common Shares

TORONTO, May 27, 2014 – The Bank of Nova Scotia (“Scotiabank”) (TSX, NYSE: “BNS”) announced today that the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI) have accepted its notice of intention to conduct a normal course issuer bid to enable it to purchase up to 12 million of its Common Shares. This represents approximately one per cent of the 1,216,689,705 Common Shares issued and outstanding as of May 23, 2014.

Scotiabank believes that the purchase of its Common Shares at market prices may be an appropriate use of its funds to generate shareholder value, as well as for capital management purposes.

Purchases under the bid may commence on May 30, 2014 and will terminate on May 29, 2015, or on such earlier date as Scotiabank may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX. Purchases will be made on the open market by Scotiabank through the facilities of the TSX, as well as through other designated exchanges and published markets in Canada. The price that Scotiabank will pay for any such Common Shares will be the market price of such Common Shares at the time of acquisition. Based on the average daily trading volume of 1,848,105 Common Shares during the last six calendar months on the TSX, daily purchases will be limited to 462,026 Common Shares, other than block purchase exceptions. Common Shares purchased under the bid will be cancelled.

On a quarterly basis, Scotiabank will consult with OSFI, prior to making purchases. Scotiabank has not purchased any Common Shares during the previous year pursuant to any normal course issuer bid.

For further information please contact Peter Slan, Senior Vice-President, Investor Relations, at (416) 933-1273, or peter.slan@scotiabank.com.

For media inquiries please contact Sheena Findlay, Media Communications at (416) 866-6806, or sheena.findlay@scotiabank.com.